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Backdrop: Ian/
> **JD:** My name is JD Gins, and I'm the Co-Founder & Brewmaster of the Texas Beer Company. We'd like to welcome you to our brewpub located at 2nd and Main Street here in historic downtown Taylor Texas.
> **Ian:** My name is Ian Davis, and I'm the Co-Founder & CEO of the Texas Beer Company. Thanks for watching this video, and we'd to share with your our story on how we got here and where we're going next.

Backdrop: Old home brew photos, old tap room and crowd b roll
> **JD:** After home brewing for several years, we decided to follow our dream and start a brewing company. To get things started, we hosted free tastings here at the at the historic McCrory Timmerman building while it was getting renovated.
> **Ian:** Then last year, we launched a Kickstarter campaign to help pay for a 3-barrel pilot brewhouse and build this brewpub.

Backdrop: Ian/JD JD in front of pilot brewhouse today.
> **JD:** Now a year later, we're excited to share that we have successfully opened up this brewpub, and the response has been great. Our sales have tripled projections, and we can't keep up with demand. We've brewed over 100 different recipes, and our beer styles have included stouts, porters, Red's, Pales, IPA's, blondes and even some easy drinking light beer.
> **Testimonial:** Their beer is delicious!
> **Testimonial:** Their beer is delicious!
> **Ian:** Now we can no longer keep up with demand, so we're ready to expand to a bigger brewhouse. To help finance this effort, we've already raised $1.2M from accredited investors to expand our operations to a 30-barrel brewhouse down the street. This bigger brewhouse will be 10X bigger than our current pilot brewhouse, and it'll allow us to start distributing across the great state of Texas.

Backdrop: B roll fermenters
> **JD:** This brewhouse wil be a rocketship, and now we just need the rocket
> fuel. To help pay for operations at this new brewhouse, we need additional funding. Texas Beer Company is a people-powered brewery that was started with a Kickstarter campaign, and now we're reaching out to our supporters again so we can continue to grow. We hope you'll join the Texas craft beer revolution and help us distribute delicious Texas Beer across the state.

Backdrop: List of terms
> **Ian:** In addition to getting a financial return, your support will help in other ways as well. Our brewing company is helping revitalize downtown Taylor, creating jobs and reinvesting in the local economy, supporting local charity groups, using solar panels for brewing, and in all things, paying tribute to the great state of Texas. I'm a proud 5th-

generation Texan, and I truly believe that Texas is the greatest state in the greatest country in the world.

JD: As our company grows, we want our friends to have the opportunity to invest in the Texas Beer Company and share in our success. So we're launching our crowdfunding campaign on March 2nd, Texas Independnece Day. Together, we can brew Handcrafted, Taylor Made beer for all Texans to enjoy. God bless you, and God bless the great state of Texas.